MOMO INC.

20th Floor, Block B

Tower 2, Wangjing SOHO

No. 1 Futongdong Street

Chaoyang District, Beijing 100102

The People’s Republic of China

August 12, 2016

VIA EDGAR

Craig D. Wilson, Senior Assistant Chief Accountant

Ryan Rohn, Staff Accountant

Jeffrey Kauten, Staff Accountant

Gabriel Eckstein, Staff Accountant

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Momo Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 20-F”)

Filed on April 25, 2016

File No. 001-36765

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated August 1, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 20-F. The “Company” is used in this letter to refer to Momo Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 59

1.	We note that you disclosed and analyzed trends in your user metrics—specifically, Monthly Active Users, Daily Active Users, and Members in your Form F-1. We further note that you no longer include or analyze these metrics in your Form 20-F. Please tell us why you chose to remove this analysis from your filing.

The Company respectfully advises the Staff that the Company still uses the number of monthly active users (“MAUs”) and the number of members as key user metrics to analyze its trends, and has disclosed such numbers in “Item 4. Information on the Company—B. Business Overview.” The Company proposes to supplement “Major Factors Affecting Our Results of Operations” with the number of MAUs and members in its future Form 20-F filings as follows:

“User Growth. Our revenues are driven by the number of our paying users, which include our members as well as users who purchase emoticons, virtual gifts or virtual items in mobile games and live music and entertainment shows offered on our platform. The number of our paying users is in turn affected by the growth in our active user base, and strategies we pursue to achieve active user growth that may affect our costs and expenses and results of operations. We have experienced rapid user growth since our inception, although such rate of growth slowed significantly in 2015. Our members increased from 0.6 million as of December 31, 2013 to 2.9 million as of December 31, 2014. We had 2.9 million members as of December 31, 2015, same as the number of members as of December 31, 2014. Currently, membership subscription fees are the largest component of our revenues. The growth of our member base is driven primarily by the growth of the number of active users and our ability to convert a greater portion of our users into members. Our MAUs were 69.8 million and 69.3 million in December 2015 and December 2014, respectively. Our MAUs increased from 33.7 million in December 2013 to 69.3 million in December 2014. The growth rate of our MAUs and number of members has slowed down in 2015 primarily due to the reduced growth of number of smartphone users in China, and upgrades to our platform that take time for users to adapt to.”

The Company respectfully advises the Staff that, as the Company is a fast-evolving social platform, the trend of MAUs was and is a better indicator of the Company’s operational performance as compared with the trend of DAUs. In addition, the Company’s direct competitors, including those that are publicly listed, do not disclose their DAUs. For the foregoing reasons, the Company does not think it is necessary to continue to disclose DAUs. As the Company’s business continues to evolve, the Company may look at different metrics to manage and monitor its business, and will consider providing disclosures of the relevant metrics in its future Form 20-F filings when necessary and appropriate.

Results of Operations

Comparison of the Years Ended December 31, 2013, 2014 and 2015

Net revenues, page 62

2.	We note your net revenues increased from US$44.76 million in 2014 to US$133.99 million in 2015. It does not appear that your current disclosures fully identify and quantify the factors that resulted in this significant growth. Please address the following items:

•	Membership subscription - We note your membership subscription revenues increased to US$58.5 million from US$29.8 million in 2014. Please tell us your consideration of providing your increase in members and MAUs year over year to explain the significant increase in your membership subscription revenues. In this regard, we note you provide these numbers for 2014 compared to 2013. Also tell us your consideration of disclosing the increase in average revenue per paying user which you identify as a factor for the increase. Refer to Section III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that the significant increase in its membership subscription revenues from 2014 to 2015 was primarily due to the increase in average revenue per member due to the premium membership introduced in June 2015, and, to a lesser extent, to the increase in the number of members. The Company further advises the Staff that, compared with the increase in the number of members, the increase in MAUs only has an indirect impact on revenue growth, as MAUs include both paying and non-paying users.

With respect to the number of members, the Company had experienced different patterns of growth of members in 2014 and 2015. During 2014, the number of members generally increased gradually since the beginning of the year to reach 2.9 million as of December 31, 2014. During the first half of 2015, the number of members continued to generally increase and reached a peak of 3.5 million as of June 30, 2015. The number of members then gradually decreased during the second half of 2015 and reached 2.9 million as of 2015. Although the Company’s number of members remained similar at 2.9 million as of December 31, 2014 and 2015, more members contributed membership subscription revenues in 2015 as compared with 2014. In response to the Staff’s comment, the Company proposes to further clarify the disclosure for “Membership Subscription” in its future Form 20-F filings as follows:

“2015 compared to 2014. Our membership subscription revenues increased to US$58.5 million in 2015 from US$29.8 million in 2014, primarily driven by the increase in average revenue per member, due to the premium membership introduced in June 2015, and, to a lesser extent, the increase in the number of our members. During 2014, the number of members generally increased gradually since the beginning of the year to reach 2.9 million as of December 31, 2014. During the first half of 2015, the number of members continued to generally increase and reached a peak of 3.5 million as of June 30, 2015. The number of members then gradually decreased during the second half of 2015 and reached 2.9 million as of 2015. Although the number of members remained similar at 2.9 million as of December 31, 2014 and 2015, more members contributed membership subscription revenues in 2015 as compared with 2014. The growth rate of our number of members has slowed down in 2015 primarily due to the reduced growth of number of smartphone users in China, and upgrades to our platform that take time for users to adapt to.”

The Company respectfully submits to the Staff that the Company offers different membership packages to suit various needs of its members and does not specifically promote any particular membership package to its members, and as a result the Company’s average revenue per member fluctuates significantly from period to period depending on the actual mix of different membership packages purchased by members. The Company does not believe that a quantitative disclosure of the average revenue per member would be helpful for investors to understand the Company’s business performance or its trend. In addition, the Company has disclosed on page 41 of the 2015 20-F the prices of the basic and premium membership subscription packages, which the Company views sufficient for the purposes of explaining the increase in average revenue per member. The relevant disclosure is recited below for the Staff’s reference:

“We offer four basic membership subscription packages, priced at RMB12 (US$2) per month, RMB30 (US$5) per three months, RMB60 (US$9) per six months and RMB108 (US$17) per year, respectively, and four premium membership subscription packages, priced at RMB30 (US$5) per month, RMB88 (US$14) per three months, RMB168 (US$26) per six months and RMB298 (US$46) per year, respectively.”

•	Mobile marketing services - Your mobile marketing services revenues increased to US$38.9 million from US$2.0 million in 2014. We note you provide several factors that impacted the increase in your mobile marketing services; however, it does not appear that the contribution of each identified factor has been quantified. Refer to Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes.

The Company respectfully advises the Staff that the increase in mobile marketing revenues from 2014 to 2015 was primarily due to the increase of US$30.3 million from the two recently launched advertising services, including the in-feed marketing solutions in the second quarter of 2015, and third-party strategic partnerships with Alibaba and 58.com that were launched at the end of 2014. The remaining increase of US$6.6 million represents the increase in mobile marketing revenues from the Company’s display-based mobile marketing services due to stronger demand for display banners from brand marketers. In response to the Staff’s comment, the Company proposes to revise the disclosure for “Mobile Marketing Services” in its future Form 20-F filings as follows:

“2015 compared to 2014. Mobile marketing services revenues increased to US$38.9 million in 2015 from US$2.0 million in 2014, primarily due to an increase of US$30.3 million from our recently launched advertising services, including the improving efficiency of our proprietary in-feed marketing solutions launched in the second quarter of 2015, and third-party strategic partnerships with Alibaba and 58.com that were launched at the end of 2014. In addition, there was a stronger demand for display banners from brand marketers, which resulted in an increase of US$6.6 million from our brand-oriented display ads.”

•	Mobile games - Please tell us your consideration of quantifying your number of paying users as it relates to Mobile games to explain the increase in mobile games revenue of US$31.1 million in 2015 from US$11.2 million in 2014. In this regard, we note you previously provided the number of paying users in your Form F-1. In addition, tell us your consideration of quantifying the increase between non-exclusive licensed games, exclusive licensed games and self-developed mobile games.

The Company respectfully advises the Staff that, the Company at the time of the initial public offering was and currently is still at an early stage of exploring and monetizing its mobile game business, and the metrics used to analyze its performance is subject to continual review and update. As disclosed in the Company’s 2015 20-F filing, in both 2015 and 2014, the main driver to the Company’s mobile game revenues is the significant increase in the number of new games that were launched on the Company’s platform during the relevant year. Given the preliminary stage of such monetization efforts, the Company does not have a sizable paying user base and therefore does not believe that disclosure of such paying user numbers will be meaningful for investors to understand the Company’s mobile game revenue growth. As of December 31, 2014, the Company operated nine non-exclusive licensed games and three exclusive licensed games. As of December 31, 2015, the Company operated 22 non-exclusive licensed games, seven exclusive licensed games and one self-developed game. The number of games as of December 31, 2014 and 2015 was disclosed in item 5 of the Company’s 2014 and 2015 Form 20-F filings, respectively.

In addition, the Company considered it appropriate not to further quantify the increase in mobile games revenue between revenue generated from non-exclusive licensed games, exclusive licensed games and self-developed mobile games respectively. The Company believes that the key driver behind the Company’s mobile games revenue growth is the increase in the number of games, as well as the performance and popularity of games, which ultimately impacts the number of paying users. The Company does not believe the key driver is whether the games are non-exclusive licensed, exclusive licensed or self-developed. Therefore, the Company does not believe that quantification of the increase in mobile game revenues between non-exclusive licensed games, exclusive licensed games and self-developed mobile games is meaningful from the perspective of analyzing the trends of its mobile game revenues.

*            *             *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 10 5731-0567 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863.

Very truly yours,

/s/ Jonathan Xiaosong Zhang
Jonathan Xiaosong Zhang
Chief Financial Officer

cc:	Yan Tang, Chairman and Chief Executive Officer, Momo Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Frank Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP